[K&L Gates Letterhead]

September 20, 2010

VIA COURIER Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4041 Attn: Valerie J. Lithotomos

Re:           eUNITsTM 2 Year U.S. Equity Market Participation Trust:
Enhanced Upside to Cap/Buffered Downside
File Numbers 333-163101; 811-22348

eUNITsTM 2 Year International Equity Market Participation Trust:
Enhanced Upside to Cap/Buffered Downside
File Numbers 333-163103; 811-22347

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of eUNITsTM 2 Year U.S. Equity Market Participation Trust: Enhanced Upside to Cap/Buffered Downside (“U.S. Equity Fund”) and eUNITsTM 2 Year International Equity Market Participation Trust: Enhanced Upside to Cap/Buffered Downside (“International Equity Fund” and together with the U.S. Equity Fund, the “Funds”) is Pre-Effective Amendment No. 1 to each Fund’s initial registration statement on Form N-2 relating to each Registrant’s initial issuance of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) on November 13, 2009 (the “Registration Statement”).

Pre-Effective Amendments No. 1 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Funds.

Thank you for your letter transmitting your comments concerning the Registration Statement on Form N-2 for the Funds.  As we discussed, and as indicated below, these comments have been addressed in this Pre-Effective Amendment No. 1.  We are aware that the Commission staff (the “Staff”) prefers to establish a formal record of correspondence with registrants.  Accordingly, please find the Funds’ formal responses to your comments below.  In addition to the changes noted in response to the staff's comments below, the Funds have also revised the "upside" capture of the Index to one times the change in the value of the Index up to an anticipated 24% increase in the applicable Index. In the initial registration statement the upside was two times the change in the applicable Index up to a 12% increase for a maximum upside capture of 24%.

Prospectus

Cover Page

Comment 1:  Please expand the third bolded paragraph concerning the risks of investing in the Funds.  Please also disclose that an investment in the Funds should be considered speculative.  Please revise the paragraph to comply with Item 1, Instruction 1 (i) of Form N-2, so that the appropriate disclosure appears prominent (bolded).  Please change “often” trade to “frequently” in accordance with said Item.  Also, please remove the word “Maximum” from the heading “Maximum Price to Public” in the table.

Response 1:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the third bolded paragraph as set forth below:

Investing in the Units involves certain risks, including investment risk and possible loss of principal. An investment in the Trust should be considered speculative.  See “Risk Considerations” beginning on page [__] of this prospectus.

In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the third sentence of the first bolded paragraph as set forth below:

The shares of closed-end investment companies registered under the 1940 Act ~~often~~ frequently trade at a discount to their net asset value, and there can be no assurance that the Units will trade at or near their current net asset value on an ongoing basis.

The Funds note that the paragraphs are bolded.  In addition, the word “Maximum” has been removed from the heading “Maximum Price to Public” in the table.

Comment 2:  Section 35(d) of the Investment Company Act of 1940 (“1940 Act”) prohibits the use of misleading names by investment companies.  Rule 35d-1 under the 1940 Act provides that, in order for a name of a fund not to be misleading, a fund with the term “equity” in its name should, in ordinary circumstances, invest at least 80 percent of its assets in equity securities.  The Fund proposes to invest substantially in U.S. Treasury securities and enter into an unspecified number of derivative contracts.  Please advise the staff how this policy is consistent with Section 35(d) and rule 35d-1.  In your response, please explain how the Fund will value the Treasuries and derivative contracts and what the relative value of the Fund’s holdings will be.

Response 2:  The Funds understand this comment and will adopt the following 80% test to comply with Rule 35d-1.  In this regard, the Funds note that their respective investment strategy is entirely predicated on providing specified exposures to the broad-based U.S. equity markets as represented by the S&P 500 Index® for the U.S. Equity Fund, and the international equity markets as represented by the MSCI EAFE® Index for the International Equity Fund.  The Funds therefore believe that the use of “Equity Market” in their names is entirely consistently with this strategy and not misleading to investors.  To the contrary, the Funds believe it could be misleading to have a name that does not suggest the U.S. equity market exposure or the international equity market exposure, respectively.  Such exposure will be gained entirely by a Fund’s investment in specific private over-the-counter derivative contracts (the “Contracts”).

The Funds will add the following disclosure:

Under normal market circumstances, the Trust will enter into Contracts that provide specified returns based upon the Index with a notional value at least equal to 80% of its net assets.

Treasuries will be valued at their market value.  The Funds expect that the value of the Treasuries in which they invest will remain relatively stable.  The Contracts in which the Fund invests will be marked to market daily.  The value of these Contracts is expected to fluctuate with movements in the price of the applicable reference Index.  When the Fund is in the money under the Contracts on a net basis, this will increase the Fund's net asset value; when the Fund is out of the money on a net basis, this will decrease the Fund's net asset value.

Comment 3:  Please inform the staff in your response letter the nature of the patent currently pending.  Disclose the affect, if any, if the patent is not granted.

Response 3:  Supplementally, the patent currently pending relates to a system and method for investment and, more particularly, to an investment vehicle that buys and holds securities, derivatives and/or other investments in a closed-end fund structure with a fixed term and a publicized hedge portfolio to enable efficient trading of the fund’s shares on a secondary market.  While the closed-end fund holds the assets and has a fixed term maturity, transparency and simplicity is provided by publishing a hedging portfolio configured to offset (i.e., neutralize) substantially all financial risk associated with the fund on a periodic (e.g., daily) basis.  The actual holdings of the fund also may be published periodically.  Such publication of the actual holdings as well as the hedging portfolio is intended to generate efficient trading of the fund shares on secondary markets, such as the New York Stock Exchange, by reducing or substantially eliminating any difference in price between the market value of the fund’s shares and the fund’s NAV.

If the patent is not granted, it is anticipated that the Funds would still publish a hedging portfolio as described above.  Without the patent, other investment managers could replicate the exact strategy in similar products.  The patent protects the Funds and Eaton Vance from such direct competition.

Comment 4:  Please briefly explain how the price will be determined (e.g., by reference to net asset value), in compliance with Form N-2, Item 1, Instruction 1.

Response 4:  Please note that the following disclosure appeared in each Fund’s initial Registration Statement and remains in the prospectus as footnote 1 to the table, as modified below, on the cover page.  The Funds believe this existing disclosure, as modified below, fully responds to the staff’s comment.

(1)           Units placed to Fee Accounts (as defined herein) will not be assessed a sales load and will be offered at $10.00 per Unit.  Certain Fee Accounts may be assessed transaction or other account fees for the purchase of Units by their broker-dealer or other processing organizations for providing certain transaction or account services. Units placed to non-Fee Accounts are subject to the $0.20 per Unit ~~maximum~~ sales load and will be offered at $10.20 per Unit.

Comment 5:  Please clarify what is meant by “counterparties” and “terms mirroring those the Trust seeks” in the section titled Investment Program.  Also, in the section titled Exchange Listing, please revise the first paragraph to read in plain English.

Response 5: In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the disclosure in the section titled Investment Program as set forth below:

The Trust’s investment program will consist primarily of: (1) investing substantially all of the initial net assets of the Trust to purchase U.S. Treasury obligations (“Treasuries”) that are expected to mature on or shortly before the Termination Date and (2) entering into private over-the-counter contracts (the “Contracts”) ~~with multiple investment grade-rated counterparties~~ that provide for the Trust to pay or receive cash at Contract settlement based on the price performance of the Index over the life of the Contracts (scheduled to conclude on the Termination Date)~~, with terms mirroring those the Trust seeks to provide Unit holders~~.  The Contracts are over-the-counter option contracts entered into with various counterparties that provide for multiple embedded puts and calls intended to conform to the price performance of the Index that will match the basis on which the Trust seeks to provide returns to Unit holders pursuant to its investment objective.  The Trust intends to structure the Contracts as integrated over-the-counter contracts with counterparties that are of investment grade quality (i.e., rated Baa or higher by Moody’s Investors Service, Inc. or BBB or higher by either Standard & Poor’s Ratings Group or by Fitch Ratings) at the time the Trust enters such Contracts.  The Adviser will not choose counterparties based on ratings from credit rating agencies alone, but will apply its own internal credit and investment analysis to determine the Contract counterparties.  The Adviser will also consider a potential counterparty based on its experience and history in the equity derivatives market.  The Trust expects to enter into its initial investments, including the Contracts, immediately following the conclusion of its initial public offering and to maintain a substantially fixed investment program through the life of the Trust.  Amounts available to distribute to Unit holders upon termination of the Trust will depend primarily on the performance of the Trust’s investments in Treasuries and the Contracts, and are not guaranteed by any party.

In addition, the U.S. Equity Fund revised the first paragraph under Exchange Listing as follows:

The Trust intends to apply for listing of the Units on the [New York Stock Exchange] under the symbol “[__].”   The Trust will seek to maintain the Units’ after-market trading prices ~~of Units  that approximate their~~ approximately equal to such Units’ current net asset value, principally by ~~constructing its investment program and communicating~~ publishing the Trust’s portfolio information to facilitate price arbitrage between the Units and the Trust’s underlying investments (i.e., giving investors the information necessary to participate in possible arbitrage opportunities as a result of the price differences between the Units and the Trust’s underlying investments).

The International Equity Fund also revised the first paragraph under Exchange Listing as provided above, except that it included its symbol, which is “[__],” rather than that of the U.S. Equity Fund.

Comment 6:  Please explain the basis for the International Equity Fund primarily investing in U.S. Treasury obligations.

Response 6:  Although the International Equity Fund will invest in U.S. Treasury obligations, this portion of its strategy is intended solely to provide a relatively stable principal base for a return that is based entirely on broad-based international equity markets as represented by the MSCI EAFE® Index.  Accordingly, because its specified return characteristics are based entirely on the price movement of the MSCI EAFE® Index, the International Equity Fund believes that it is appropriate to use the "International Equity Market" reference in its name.  To the contrary, the International Equity Fund believes it could be misleading to have a name that does not suggest international equity market exposure.

For the International Equity Fund, the following disclosure will be added:

Under normal market circumstances, the Trust will enter into Contracts that provide specified returns based upon the Index with a notional value at least equal to 80% of its net assets.

Comment 7:  We note that the Funds have duplicated language in the prospectus, which may be an oversight.  Please confirm to the staff that the Funds’ prospectuses have been reviewed for such oversights.

Response 7:  In response to the staff’s comments, the Funds confirm that the prospectuses have been reviewed for such oversights.

Prospectus Summary

Comment 8:  The prospectuses state that the Funds will enter into multiple private derivative contracts (“Contracts”) with investment grade rated parties.  Please specify the minimum number of swap contracts.

Response 8:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds added the following as the last sentence of the third paragraph under Investment Program in the Prospectus Summary and in the main body of the prospectus:

The Trust will enter into Contracts with exposure to at least three different counterparties.  The number of Contracts the Trust will enter into will vary based on a variety of factors, but will be at least a number to permit the Trust to maintain its status as a diversified investment company under the 1940 Act when taking account of the Trust’s exposure to counterparties.

Comment 9:  Please disclose the limits on the amount of assets, or the amount of assets at risk, subject to any one swap contract.  Also, please add adequate risk disclosure about the investment grade ratings of the parties.

Response 9:  Supplementally, the Funds note that it is expected that the exposure on each Contract will be limited by the performance of the underlying applicable reference Index. If a counterparty were to default, a Fund’s principal would not be exposed to such failure, as the principal consists of an underlying portfolio of Treasuries.  (The Funds note that they do not intend and do not make any claim or representation that the Units (i.e., shares) are principal protected.)  However, any potential gain linked to the positive performance of the applicable reference Index over the measurement period could be at risk in the event of a default of a counterparty.  The potential exposure on the downside (that is, where the applicable reference Index declines over the measurement period) is from a Fund to the counterparty only, and a failure of a counterparty will not change this relationship.  Thus, the actual portfolio exposure is limited.  The Adviser anticipates entering into Contracts with exposure to at least three separate counterparties.  Therefore, using the stated maximum upside pay-out of 24% generated on the Contracts, only this 24% possible gain (not the principal) would be at risk or 33% of the 24% gain per counterparty (or 8% per counterparty).  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds added the following sentence at the end of the fourth paragraph under “Investment Program” in the Prospectus Summary and the main body of the prospectus:

The Trust will enter into Contracts that provide exposure to at least three different counterparties.  If the Index appreciates over the investment life of the Trust, a failure by one or more counterparties would result in a decrease in the return paid to Unit holders, and this is known as counterparty risk.

For example, assuming a maximum positive Index performance return of [24] percent generated on the Contracts, only this [24] percent possible gain (not the principal) would be at risk.  Based on a minimum number of three counterparties each with an equal exposure, this would mean that the total maximum gain would be reduced 8% per counterparty in the event of such counterparty failure.  Thus, in the example of above, if one counterparty fails, Unit holders would receive a return of 16% rather than [24] percent.  See “Counterparty risk” under “Risk Considerations.”

In addition, the Funds revised the second paragraph of the risk factor titled “Counterparty risk” in the Prospectus Summary and the main body of the prospectus as follows:

The Trust seeks to mitigate its exposure to counterparty risk principally by entering into the Contracts with multiple counterparties that are rated investment grade by at least one nationally recognized rating agency (Baa or higher by Moody’s ~~Investors Service, Inc.~~ or BBB or higher by either S&P ~~Standard & Poor’s Ratings Group~~ or Fitch ~~Ratings~~), by monitoring the credit quality of each counterparty over the life of the Contracts, ~~and by~~ maintaining collateral agreements with each counterparty and limiting the amount of its net assets that are subject to any one Contract.  Certain counterparties may initially be rated below investment grade by other nationally recognized rating agencies, and may also be lowered to below investment grade ratings by some or all nationally recognized rating agencies during the term of the Contracts. The ratings of Moody’s, S&P and Fitch represent their opinions as to the quality of entities that they undertake to rate.  It should be emphasized, however, that ratings are based on judgment and are not absolute standards of quality.

Comment 10:  Please disclose the duration or term of each swap contract.  Also, please disclose the following:  How are counterparties chosen?  What is the analysis of the counterparty and the type and amount of swap contract?

Response 10:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the first paragraph under Investment Program in the Prospectus Summary and in the main body of the prospectus as follows:

The Trust’s investment program will consist primarily of: (1) investing substantially all of the initial net assets of the Trust to purchase U.S. Treasury obligations (“Treasuries”) that are expected to mature on or shortly before the Termination Date and (2) entering into private over-the-counter contracts (the “Contracts”) ~~with multiple investment grade-rated counterparties~~ that provide for the Trust to pay or receive cash

~~at Contract settlement based on the price performance of the Index over the life of the Contracts (scheduled to conclude on the Termination Date), with terms mirroring those the Trust seeks to provide Unit holders~~.  The Contracts are over-the-counter option contracts entered into with various counterparties that provide for multiple embedded puts and calls intended to conform to the price performance of the Index that will match the basis on which the Trust seeks to provide returns to Unit holders pursuant to its investment objective.  The Trust intends to structure the Contracts as integrated over-the-counter contracts with counterparties that are of investment grade quality (i.e., rated Baa or higher by Moody’s Investors Service, Inc. or BBB or higher by either Standard & Poor’s Ratings Group or by Fitch Ratings) at the time the Trust enters such Contracts.  The Adviser will not choose counterparties based on ratings from credit rating agencies alone, but will apply its own internal credit and investment analysis to determine the Contract counterparties.  The Adviser will also consider a potential counterparty based on its experience and history in the equity derivatives market.  The Trust expects to enter into its initial investments, including the Contracts, immediately following the conclusion of its initial public offering and to maintain a substantially fixed investment program through the life of the Trust.  Amounts available to distribute to Unit holders upon termination of the Trust will depend primarily on the performance of the Trust’s investments in Treasuries and the Contracts, and are not guaranteed by any party.

Comment 11:  The prospectus summarized the terms of the Contracts.  Please file a Contract as an exhibit to the registration statement.  Also, please disclose the liquidity of the Contracts.

Response 11:  Supplementally, the Funds note that the Contracts to be entered into by the Funds to implement their respective strategy will be individual privately negotiated over-the-counter option contracts.  Such Contracts will be treated as illiquid for purposes of a Fund’s investment policies and restrictions.  The Funds note that in recent years the swap markets in general have become more liquid because counterparties are willing to close-out similar contracts prior to a specified termination date and/or to substitute counterparties.  However, the Funds will generally treat the Contracts as illiquid.  The Funds further note that they will enter into Contracts that will expire at the same time as the termination date of the Funds.  Thus, the Contracts will have a limited term that matches the investment life of the Funds.  The Fund is not able to provide at this time a Contract to file as an exhibit because the terms and conditions will not be negotiated or finalized until the Fund commences operations.

Comment 12:  The prospectus states that the Contracts will be settled on a cash basis.  Please disclose the risks of a failure to deliver the cash.

Response 12:  Please note that the following disclosure appeared in each Fund’s initial Registration Statement and remains in the prospectus in the first paragraph of the risk factor titled “Counterparty risk” in the Prospectus Summary and in the main body of the prospectus.  The Funds believe this existing disclosure, as modified below, fully responds to the staff’s comment:

Through the Contracts, the Trust has exposure to the claims-paying ability and performance of the counterparties. Changes in the credit quality of counterparties will affect the value of the Trust’s Contract positions and could reduce amounts recoverable upon Contract settlement. If one or more counterparties cannot or will not honor its obligations upon Contract settlement, the Trust is subject to the loss of any amounts owed the Trust under the terms of the Contracts.  Financial institutions that may serve as counterparties have recently incurred significant financial hardship and may be relying on government support to maintain their creditworthiness.

Comment 13:  Please disclose the costs to the Funds of entering into the Contracts.

Response 13:  Supplementally, the Funds note that there will be no material costs associated with entering into the Contracts.  The Funds will be subject to the investment risks disclosure in the prospectus with respect to its investments in the Contracts.

Comment 14:  Please disclose the “composition of a model portfolio,” using numerical examples, how the Fund will function.

Response 14:  In response to the Staff’s comments, the Funds have added the following as a new  paragraph in the main body of the prospectus:

Upon commencement of operations, the Trust will purchase Treasuries with a maturity date of 2-years or less equal in value to $10.00 per Unit (the Trust will have a starting NAV of $10.00 per Unit).  The Trust will also enter into Contracts, the terms of which provides for (a) the payment to the Trust of the percentage change in the Index (if the Index appreciates over the life of the Trust) up to a [24] percent Index appreciation cap (i.e., maximum pay-out return of [24] percent); or (b) the payment by the Trust of an amount equal to 15 percent less than the total percentage change in the Index where the Index depreciates by more than 15 percent.

At the Termination Date, the Trust will redeem its underlying Treasury portfolio at $10.00 per Unit (assuming no change in the value of the Treasuries).  The Contracts will be settled for the pay-out amount, which depends upon the performance of the Index during the measurement period.
The initial NAV of the Trust will be equal to its initial proceeds of $10.00 per Unit.  The Trust will seek to return to Unit holders an amount reflecting the change in value of the Index at the Termination Date as reflected in the chart below.

		Day 1	Termination Date
Scenario 1
	NAV	$10.00	$10.00
	Index Value	1,000	1,315
	Return to Unit holders (per Unit)		$12.40
Scenario 2
	NAV	$10.00	$10.00
	Index Value	1,000	1,020
	Return to Unit holders (per Unit)		$10.20
Scenario 3
	NAV	$10.00	$10.00
	Index Value	1,000	920
	Return to Unit holders (per Unit)		$10.00
Scenario 4
	NAV	$10.00	$10.00
	Index Value	1,000	800
	Return to Unit holders (per Unit)		$9.50

Scenario 1: if the price of the Index increases more than [24] percent, then the maximum return would be [24] percent because the Contracts will provide that the Trust receive the increase in the price of the Index up to a [24] percent increase but no additional amount for any greater increase (e.g., if the Index increases 30 percent, the maximum total return would be [24] percent);

Scenario 2: if the price of the Index increases up to [24] percent, then the maximum return would be the amount of the increase (e.g., if the Index increases 2 percent, the maximum total return would be 2 percent);

Scenario 3:  if the price of the Index remains stable or decreases up to 15 percent, the return would be 0 percent because the Trust will not bear any loss under the Contracts if the Index decreases up to 15 percent (e.g., if the Index decreases by 8 percent, the Trust's loss would be 0 percent);

Scenario 4: if the price of the Index decreases more than 15 percent, then the Trust will incur a loss equal to the percentage amount of such decrease minus 15 percent (e.g., if the Index decreases by 20 percent, the Trust's loss would be 5 percent).

Comment 15:  The prospectus states that the “notional amount of the Contracts is expected to equal a Fund’s initial net asset value.”  Please explain what a notional amount is.

Response 15:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the third paragraph under Investment Program in the Prospectus Summary and in the main body of the prospectus as follows:

The total notional amount of the Contracts (i.e., the aggregate dollar amount on which the cash payments in settlement of the Contracts will be based) is expected to equal the Trust’s “initial net asset value,” which term whenever used herein shall mean the net proceeds of the offering after payment of applicable sales loads and other offering costs.

Comment 16:  Please disclose how the initial net asset value is different from the net asset value of a Fund over its life and at its termination date.  Explain the risks of this changing NAV and the relationship between the Contract amounts and the fluctuating NAV.

Response 16:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds added the following disclosure as a new paragraph in the Prospectus Summary and in the main body of the prospectus as follows:

As with most exchange listed closed-end funds, the Trust’s initial NAV will be equal to its initial proceeds of $10.00 per Unit.  Thereafter and until the Trust’s termination date, the Trust’s NAV will fluctuate daily, based primarily on the: (1) value of the Trust’s core portfolio of Treasuries; and (2) marked-to-market value of the Contracts, which is tied to the fluctuations in the market value of the Index.  The Trust expects that the core Treasuries portfolio will retain a relatively constant value over the investment life of the Trust.  During the investment life of the Trust, declines in the value of the Index will likely result in declines in the mark-to-market value of the Contracts and a lower NAV per Unit.  Conversely, during the investment life of the Trust, increases in the value of the Index will likely result in increases in the mark-to-market value of the Contracts and a higher NAV per Unit.

Comment 17:  Please disclose the risks to the Funds if the notional amount does not equal the Funds’ initial net asset value.

Response 17:  Supplementally, each Fund notes that it will enter into Contracts with a notional value equal to its initial net asset value upon commencement of operations.  The Funds will hold the Contracts for the duration of the investment life of the Funds (expected to be two-years) and the Contracts will expire at the same time as the termination date of the Funds.  Thus, the notional value of the Contracts will not change during the investment life of the Funds.  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds added the following disclosure as a new paragraph in the Prospectus Summary and in the main body of the prospectus as follows:

Upon commencement of operations, the Trust will enter into Contracts with a notional value that equals the initial net asset value of the Units (i.e. $10.00 per Unit).  Over the life of the Trust, the net asset value per Unit will fluctuate, but the notional value of the Contracts will not change.  Therefore, regardless of the fluctuations in the Trust’s net asset value, the returns on the Contracts are based on the Trust’s initial $10.00 per Unit net asset value.

Comment 18:  Please clarify what is meant by the “day this offering is priced.”  Also, please disclose whether the “initial net asset value” will be the NAV in the Fund’s financial statements at the time of the registration statement effectiveness.  Also, please state how this will compare to the Funds’ NAV.

Response 18:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds replaced “day this offering is priced” with “last day that the Trust sells Units”.

Regarding the financial statements, The Fund’s NAV at the time the Fund commences operation will be $10.00 per unit which will also be the Fund’s initial net asset value.

Comment 19:  Please disclose any risks in not taking action to limit the Funds’ exposure to a potential adverse credit event given that the prospectuses state that the adviser “may” take action.

Response 19:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds added the following disclosure as a new paragraph in the Prospectus Summary and in the main body of the prospectus as follows:

If the Adviser fails to respond or fails to respond in a timely manner to adverse events impacting the counterparties to the Contracts, the Trust may lose the benefit of the Contracts entered into, and it is possible that the Contracts may terminate before their expiration date.  If this happens, the Trust may not be able to enter into new Contracts on similarly favorable terms and the Trust may not achieve its investment objective.  To seek to mitigate the impact of adverse events on the Trust, the Adviser will seek favorable close-out terms and the collateralization of the counterparties’ obligations under the Contracts on a mark-to-market basis.

Investment Objective

Comment 20:  The prospectuses disclose that:

If the Index appreciates over the investment life of the Trust, the Trust seeks to provide a return on the initial net asset value of the Units equal to two times the percentage change in the price of theIndex, up to a maximum return of [22 to 26] percent.  If the Index depreciates over the investment life of the Trust by 10 percent or less, the Trust seeks to return the initial net asset value of the Units.  If the Index depreciates by more than 10 percent over the investment life of the Trust, the Trust seeks to achieve returns on the initial net asset value of the Units that exceed the percentage change in the price of the Index by 10 percent.

The prospectus further disclosed that the termination date is in 2011.  Please advise the staff why the estimated return of 22 to 26 percent, and a 10 percent return in a down market scenario is not misleading.  In your response, please discuss rule 156 under the Securities Act and 34b-1 under the 1940 Act.

Response 20: Supplementally, the Funds note that they are not promising a specific return that would be in violation of Rule 156 under the Securities Act and Rule 34b-1 under the 1940 Act.  Rather, the Funds are seeking to replicate specified returns relative to a specific reference index by entering into private over-the-counter contracts (i.e., the Contracts) that provide those returns.  The risks to the Funds related to the failure of the Contracts were disclosed in the initial registration statement and has been further enhanced as discussed herein in Pre-Effective Amendment No. 1.

In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds added the following disclosure as a new paragraph in the Prospectus Summary and in the main body of the prospectus as follows:

The Trust seeks to provide returns on the initial net asset value of the Units that are based upon the returns of the Index from the inception of the Trust's operations to the Termination Date as follows:  (1) if the price of the Index increases more than [24] percent, then the maximum return would be [24] percent because the Contracts will provide that the Trust receive the increase in the price of the Index up to a [24] percent increase but no additional amount for any greater increase; (2) if the price of the Index increases up to [24] percent, then the maximum return would be the amount of the increase (e.g., if the Index increases 2%, the maximum total return would be 2%); (3) if the price of the Index remains stable or decreases up to 15 percent, the return would be 0% because the Trust will not bear any loss under the Contracts if the Index decreases up to 15 percent and (4) if the price of the Index decreases more than 15 percent, then the Trust will incur a loss equal to the percentage amount of such decrease minus 15 percent (e.g., if the Index decreases by 20 percent, the Trust's loss would be 5 percent).

Comment 21:  Please disclose how the “return” is calculated.  For example, is it calculated under Commission approved standards?  Does it include return of capital?

Response 21:  Supplementally, the Funds will calculate total return in conformity with the standards and methodologies pursuant to Rule 482 under the Securities Act.  The Funds note that they will not be making periodic distributions to Unit holders during the investment life of the Funds.  It is expected that income earned by a Fund on its Treasury obligations and any short-term investments will be substantially offset by expenses of the Fund, and that the Fund will derive no income from the Contracts prior to their termination. Consequently, the Funds anticipate generating little or no net investment income and do not anticipate making material distributions of net investment income. In addition, the Funds do not expect to realize material amounts of net capital gains or make material capital gain distributions prior to the termination of the Contracts. As disclosed in the prospectuses, after the termination date of the Funds, the Funds will payout to Unit holders a distribution that is a pro rata portion of a Fund’s total assets.  Therefore, practically, a portion of what the Unit holder receives after the termination date is a return of the principal amount invested.

Comment 22:  The Funds will invest substantially in Treasuries, which currently have a yield.  The prospectuses further state that the Funds’ holdings of Treasuries are expected to be held until they mature.  Will the Funds earn sufficient income to meet current expenses?  Are the estimated returns based upon the initial NAV, initial price, or the NAV or price of Fund shares when it liquidates?

Response 22:  The Funds currently anticipate that they will earn sufficient income to meet current expenses.  The estimated returns are based upon the price performance of the S&P 500 Composite Stock Price Index® or the MSCI EAFE® Index, as applicable, over the Funds’ investment life.  The Funds further confirm that the returns are based on the initial NAV of $10.00 per Unit.

Comment 23:  Please revise the section titled “Distributions,” so that the section beginning “It is expected that…” is the first paragraph of this section.

Response 23:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the section titled “Distributions” so that the section beginning “It is expected that…” is the first paragraph of this section.

Comment 24:  The prospectuses state that certain methods and processes to be employed by the Funds are subject to a pending patent whose rights have been assigned to Eaton Vance.  Please disclose the terms and conditions of the assignment.  Does the Fund pay Eaton Vance, or any other entity, to use the patent?  How long is the assignment?  Disclose the risk if the patent is not granted and competitors may use the same methods and processes?  Discuss the nature of the methods and processes.

Response 24:  The patent is a perpetual license if granted. Eaton Vance will not charge the Funds any amount for the use of such license.  If the patent is not granted, other investment managers could replicate the strategy in other similar products, but this would not impact the returns expected under the Contracts or otherwise harm the Funds or its Unit holders.

The Offering

Comment 25:The prospectuses use a defined term “Sales Concession.”  Please use a term more commonly understood by the investing public, such as sales charge.

Response 25:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds replaced the word “Sales Concession” with “Sales Load” throughout the prospectuses.

Comment 26:  Under “Secondary Trading,” each prospectus discloses how the Fund will disclose to the public information about the Fund’s portfolio, and that an expert using derivative strategies could engage in arbitrage actives.  Please explain further how these arbitrage activities will cause the secondary price of shares to approximate NAV.  Please disclose any impediments to the arbitrage strategies, including brokerage costs of acquiring Fund shares.

Response 26: In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds added the following disclosure under the heading “Secondary Trading”:

The Trust will compute and disclose the net asset value of Units each business day. The Trust will seek to establish and maintain for the life of the Trust secondary market trading prices of Units that approximate their current net asset value. The Trust will attempt to accomplish this principally by constructing its investment program in a manner that will facilitate price arbitrage between the Units and the Trust’s underlying portfolio holdings. To assist in this regard, the Trust intends to: (a) maintain a substantially fixed and transparent investment program for a specified period ending on the Termination Date; (b) publicly disclose Trust portfolio holdings, including net Contract positions, and their current value as determined each business day by the Trust; and (c) publicly identify the composition of a model portfolio of securities and Contract positions that a Trust investor could enter into to substantially offset the risk of owning Units. In addition, the Trust also intends to provide daily disclosure of the current estimated optionality characteristics (including the hedge parameters delta and gamma) of its net Contract positions with respect to the Index. Using this and other information, a professional investor or other expert in derivatives ~~Trust investor expert in derivatives hedging strategies~~ who wishes to earn arbitrage profits over the remaining life of the Trust could seek to do so by ~~acquiring~~ purchasing Units and ~~maintaining~~ entering into offsetting hedging positions. There can be no assurance that these public informational disclosures and other measures taken by the Trust will result in secondary market trading prices of Units that approximate their current net asset value or that Unit holders will be able to effectively hedge the risk of investing in Units and earn arbitrage profits utilizing this information.  The Adviser believes that providing this information will help create a market demand for the Units in order to realize these arbitrage opportunities thereby helping to keep the market price at or close to the Fund’s then current NAV.

Comment 27: Advise the staff whether any of these arbitrage activities have any effect on the Fund’s NAV.  Further, advise the staff whether public disclosure of the portfolio information may cause share price to decline if arbitrageurs deem the share price to be above NAV, or for some other reasons.

Response 27:  Supplementally, the Funds note that they do not believe that arbitrage activities, if any, will have any impact on the Funds’ NAV.  The Funds’ NAV, as noted previously in response to comment 16, will be based on: (1) the value of the Funds’ core portfolio of Treasuries; and (2) the mark-to-market value of the Contracts, which is based on fluctuations in the prices of the reference Indexes.  The Funds further note that many factors impact an exchange-listed closed-end fund’s market trading price, and the Funds will be no different in this regard.  The Funds believe that full transparency will provide information to the marketplace that will promote and encourage trading in the units at or very near each Fund’s NAV.  Full transparency is this regard is in the best interest of the marketplace and provides a level playing field for investors.

Comment 28:  Please clarify whether Eaton Vance, the Funds’ adviser, or an affiliate, will pay the offering and organization expenses.

Response 28:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds have clarified the disclosure as set forth below:

Eaton Vance ~~or an affiliate~~ has agreed to pay the amount by which the aggregate of all of the Fund’s offering costs (other than sales load) exceed $0.02 per Unit. Eaton Vance ~~or an affiliate~~ has agreed to reimburse all organizational costs.

Comment 29:  In the second paragraph in the section titled “The Trust,” please clarify how the valuation of the units is determined.  For example, please disclose how each Fund will “seek to return the initial NAV of the units” if the index depreciates “over the investment life” of the Fund by 10 percent or less.

Response 29: The net asset value of the Units will be determined by (1) the value of the Treasury obligations based on current market prices; and (2) the value of the Contracts mark-to-market on a daily basis.  Each Fund seeks to provide a return that is based on its initial net asset value (i.e. $10.00 per unit) over the investment life of the Fund.  As disclosed in the Funds’ prospectuses, each Fund seeks to provide returns on the initial net asset value of the Units that are based upon the returns of the applicable reference Index from the commencement of a Fund’s operations to the end of its anticipated 2-year term based on four separate market scenarios:  Scenario 1: if the price of the applicable reference Index increases more than 24%, then the maximum return would be 24% because the Contracts will provide that the Fund receive the increase in the price of the applicable reference Index up to a 24% increase but no additional amount for any greater increase (e.g., if the Index increases 30%, the maximum total return would be 24%); Scenario 2: if the price of the applicable reference Index increases up to 24%, then the maximum return would be equal to the amount of the increase (e.g., if the Index increases 2%, the maximum total return would be 2%); Scenario 3:  if the price of the applicable reference Index remains stable or decreases up to 15%, the return would be 0% because the Fund will not bear any loss under the Contracts if the applicable reference Index decreases up to 15% (e.g., if the Index declines 8%, the Fund's loss would be 0%); Scenario 4: if the price of the applicable reference Index decreases more than 15%, then the Fund will incur a loss equal to the percentage amount of such decrease minus 15% (e.g., if the Index decreases by 20%, the Fund's loss would be 5%).

Thus, the Contracts entered into by a Fund will provide Unit holders (after the termination date of the Fund) with some downside protection to limit losses if the reference Index declines over the investment life of the Fund and limited participation on the upside if the reference Index increases over the investment life of the Fund.

Comment 30:  Given that there are “sales concession fees, “wrap fees,” and “similar charges,” please disclose whether these fees should be included in the chart on the outside front cover.  Also, please confirm to the staff that the proposed maximum offering price per share of $10.20, described in the prospectus, includes these additional fees, given that they are in effect sales loads.

Response 30:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised footnote 1 to the chart on the outside front cover as follows:

(1)           Units placed to Fee Accounts (as defined herein) will not be assessed a sales load and will be offered at $10.00 per Unit.  Certain Fee Accounts may be assessed transaction or other account fees for the purchase of Units by their broker-dealer or other processing organizations for providing certain transaction or account services. Units placed to non-Fee Accounts are subject to the $0.20 per Unit ~~maximum~~ sales load and will be offered at $10.20 per Unit.

Risk Considerations

Modeling Risk

Comment 31:  The prospectus includes technical jargon about “multiple optionalities” that are embedded in the Contracts.  Please revise the disclosure to plain English.

Response 31:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the disclosure under the heading “Modeling risk” in the Prospectus Summary and the main body of the prospectus as follows (new text underlined):

Modeling risk

Embedded in the Contracts are multiple optionalities with respect to the performance of the Index.  This means that a Contract will have multiple attributes, including long call options (for long market exposure), short call options (which limit the gains of the long call options) and short out-of-the money put options.  Failure by the Adviser and the Sub-Adviser to fully comprehend and accurately model the Contracts’ embedded optionalities and other terms and conditions may cause the performance of the Trust to vary from what is anticipated for a given level of Index price performance over the life of the Contracts. The Trust may experience more loss or less gain than anticipated for a given level of Index performance over the investment life of the Trust.

Counterparty Risk

Comment 32:  Each prospectus states that the counterparty will be obligated to maintain in a segregated account the amount that it is obligated to pay the Fund.  Where will the segregated account be maintained?  In the event of a default or credit event, will the Fund have access to the segregated account as a senior creditor?  Please explain what protections are afforded to the Fund by the segregated account.

Response 32:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the fourth paragraph under “Investment Program” and the third paragraph of the risk factor titled “Counterparty risk” in the Prospectus Summary and in the main body of the prospectus as follows:

Under the anticipated terms of the Contracts, it is expected that the Trust and each counterparty will, over the life of the Contracts, be required to maintain in a segregated account held at the Trust’s custodian for the benefit of the other party an amount of collateral that approximates the amount of the Trust’s or the counterparty’s obligations to the other party, as determined on a daily mark-to-market basis.  As a consequence, it is anticipated that the Trust’s exposure to loss of value upon a credit event of a counterparty will normally be limited to approximately the increase in the in-the-money value of the Trust’s position with respect to the counterparty on the day of the credit event compared to the prior day.  In no event will the Trust’s exposure to loss upon a credit event of a counterparty exceed the accretion in value of the Trust’s position in the Contract with such counterparty. Although the Adviser will monitor counterparty credit and credit ratings on an ongoing basis, it may be unable to anticipate counterparty credit events or take timely action to limit impact on the Trust.  There can be no assurance that each counterparty will post collateral when and as required, or that the Trust will be fully protected if a counterparty defaults on its obligations.  If there is a default or credit event by a counterparty to a Contract, the Trust will have contractual remedies pursuant to such Contract, including the ability to access the applicable segregated account as a senior creditor.

Interest Rate Risk

Comment 33:  Each prospectus does not disclose the risk that the value of the Fund’s Treasury holdings may decline if interest rates rise.  Please revise accordingly.

Response 33:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the risk factor titled “Interest Rate Risk” in the Prospectus Summary and in the main body of the prospectus as follows:

The Trust’s investments in Treasuries are subject to changes in value as interest rates rise and fall.  The prices of Treasuries held by the Trust will tend to fall as interest rates rise. When interest rates decline, the value of such Treasuries can be expected to rise. Conversely, when interest rates rise, the value of Treasuries held by the Trust can be expected to decline.  Because they are supported by the full faith and credit of the U.S. government, Treasuries generally do not involve the credit risks associated with other types of debt securities.  Yields on Treasuries are generally lower than yields on other debt obligations of comparable maturity.  Changes in interest rates may also affect the value of the Index and the Contracts.

Summary of Trust Expenses

Comment 34:  Please clarify whether the line for Maximum Sales Load is the only applicable sales load or whether there are additional fees.

Response 34:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds removed the word “Maximum” from the line “Maximum Sales Load” and revised footnote 1 as follows:

The Trust will pay sales loads to the underwriters at a ~~maximum~~ rate of $0.20 per Unit (2.0 percent of the gross sales price).  Units purchased through certain fee-based broker-dealer accounts are not subject to the sales load and will be offered at $10.00 per Unit.  Certain Fee Accounts may be assessed transaction or other account fees for the purchase of Units by their broker-dealer or other processing organizations for providing certain transaction or account services.

Comment 35:  In footnote 2, please disclose the name of the affiliate which has agreed to pay Funds’ offering costs.  Please explain what is meant by “other than sales loads.”  Also, clarify the difference between offering costs and organizational costs.

Response 35:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the disclosure as follows:

Eaton Vance ~~or an affiliate~~ has agreed to pay the amount by which the aggregate of all of the Fund’s offering costs (other than sales load) exceed $0.02 per unit. Eaton Vance ~~or an affiliate~~ has agreed to reimburse all organizational costs.

Supplementally, the Funds note that “offering” and “organizational” costs are determined based on GAAP standards.  Typically, “organizational costs” includes costs incurred to establish a fund and enable it to do business.  Such costs would include legal services pertaining to the organization and incorporation of the business, drafting by-laws, administrative agreement, transfer agency agreements, custody agreements, and providing research and consultation services in connection with the initial meeting of the fund’s Board of Trustees. Organizational costs may also include the audit services performed in connection with a fund’s initial seed audit.  Offering costs will include legal services related to the preparation of a fund’s registration statement, licensing fees, if any, printing and typesetting, SEC registration and filing fees, and FINRA registration and filing fees.

Comment 36:  Please revise annual expenses to state that the percentages are expressed as a percentage of net assets.  Also, please use the language in Item 3 of Form N-2, by removing “estimated” from “estimated Trust expenses” and by stating “expenses may be greater or less” instead of “vary.”

Response 36:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised annual expenses to state that the percentages are expressed as a percentage of a Fund’s initial net assets.  The Funds also removed the term “estimated” from “estimated Trust expenses” and revised the last sentence as follows:

Actual expenses may be greater or less than those shown ~~vary~~ and the Trust’s returns may be higher or lower than the assumed 5 percent gross return.

Comment 37:  In footnote 3, please define “normal operating expenses.”  Confirm that the Funds do not expect any expenses that are not covered by the comprehensive management fee.

Response 37:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised footnote 3 as follows:

The management fee reflected is a comprehensive fee payable to Eaton Vance at an annual rate of 0.75 percent of the Trust’s initial net assets and provides compensation to the Eaton Vance organization for its services as adviser and administrator of the Trust and for assuming the Trust’s operating expenses, except any attorneys’ fees and costs associated with any litigation or other adversarial proceedings (“normal operating expenses”) ~~of the Trust~~.  The Trust does not currently expect to incur such fees or costs.

Comment 38:  Please disclose that the costs of the Contracts are not reflected in the fee table.

Response 38:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised footnote 4 as follows:

The Other Expenses shown in the table reflect the fact that normal operating expenses of the Trust will be assumed by Eaton Vance and compensated through the comprehensive fee. The costs of the Contracts are not included in this table.

Comment 39:  Each prospectus discusses the diversification requirements under the 1940 Act.  Each prospectus suggests that a particular Contract may represent more than 5 percent of the Fund’s assets due to appreciation in value.  Please disclose the limitations on each Fund’s investments in any one Contract.  May the Fund invest up to 25 percent of its assets without regard to the 5 percent limitation?

Response 39:  Supplementally, the Funds note that they will only enter into Contracts such that they maintain their status as diversified investment companies under Section 5(b)(1) of the 1940 Act.  In this regard and consistent with Section 5(b)(1), each Fund retains the flexibility to invest up to 25% of its assets in one issuer.

Comment 40:  Please disclose the risks associated with the appreciation in value of a Contract.  For example, as the Fund nears liquidation, may the value of one Contract represent a substantial portion of the Fund’s assets far greater than 5 percent?

Response 40:  As noted in response to comment 39 above, the Funds intend to maintain their status as diversified investment companies.  The maximum appreciation in a Contract is not expected to exceed 24%.  Due to the multiple attributes within a Contract as discussed above in response to comment 31, the Funds’ risk will be diversified on both the upside and the downside, thus limiting the potential appreciation in a Contract so that a Contract is not expected to exceed this amount.

Comment 41:  The prospectus discusses the requirements of subchapter M of the Internal Revenue Code.  Please file the tax opinion, upon which the disclosure is based, as an exhibit and include a consent to the opinion by the law firm.

Response 41:  Supplementally, the Funds note that they will not be receiving an opinion of tax counsel regarding the tax status of the Funds.  Such an opinion is not required by the Form, therefore no tax opinion will be filed as an exhibit to the Funds’ registration statements.  The Funds confirm that tax counsel has reviewed the disclosure relating to taxes in the prospectus and Statement of Additional Information (“SAI”).

Comment 42:  Please disclose the tax treatment of the Contracts into which the Fund will enter.

Response 42:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the second paragraph under “Federal Income Tax Matters” as follows:

The Trust has been advised by tax counsel that, under current law, each Contract should be treated for U.S. federal income tax purposes as a forward contract that provides for payment or receipt by the Trust of a single cash amount upon settlement and, accordingly, that (a) the Trust should not recognize income, gain, loss or deductions with respect to a Contract until such settlement and (b), upon such settlement, the Trust should recognize only capital gain or loss equal to the difference between the amount received or paid by the Trust and the Trust’s adjusted tax basis in such Contract (if any), with the resulting capital gain or loss being treated as long term if the Contract has been held more than a year.

Comment 43:  Please disclose the amount of compensation paid to the sub-adviser.

Response 43:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the second paragraph under “The Sub-Adviser” as follows:

Under the terms of the Sub-Advisory Agreement between Eaton Vance and Parametric (the “Sub-Advisory Agreement”), Eaton Vance (and not the Trust) will pay Parametric a fee in an amount equal to [0.XX]% of the Trust’s initial net asset value for its services.   Pursuant to the terms of the Advisory Agreement, Eaton Vance, upon approval by the Trustees, may terminate the Sub-Advisory Agreement and assume full responsibility for the services provided by

Parametric without the need for approval by Unit holders of the Trust.

Comment 44:  Each prospectus discussed repurchase by the fund.  Please disclose that the arbitrage activities may operate to mitigate or defeat the effect of a repurchase offer to raise market price.

Response 44:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the paragraph under “Repurchase of Units” as follows:

Because the Trust intends to be fully invested in accordance with its investment objectives and policies, it is not anticipated that cash will be available during the life of the Trust to fund the repurchase of Units.  However, notwithstanding the foregoing, t~~T~~he Trustees may determine from time to time that it would be in the interests of Unit holders for the Trust to repurchase Units to limit market trading discounts in the Units or for other purposes.  The Trustees~~, in consultation with Eaton Vance, will review at least annually~~ may therefore consider the possibility of open market repurchases and/or tender offers for the Units and ~~will~~ may consider such factors as the market price and net asset value of the Units, the liquidity of the Trust’s assets, the effect on a repurchase on the Trust’s expenses, whether such transactions would impair the Trust’s status as a regulated investment company, general economic conditions and such other events or conditions that may have a material effect on the Trust’s ability to consummate such transactions. There are no assurances that the Trustees will decide to undertake such actions or, if undertaken, that they will result in the Units trading at prices approximating their net asset value.  In addition, due to the transparency of the Trust’s portfolio and the possibility of arbitrage activities engaged in by certain investors, a repurchase plan may not have the intended effect of raising the market price of the Units.  The Trustees, in consultation with Eaton Vance, may from time to time review other possible actions to reduce trading discounts in Units.

Use of Proceeds

Comment 45:  This section states that the Funds will use the proceeds to pursue their investment objectives and policies as soon as practicable after completion of the offering.  Please disclose the time anticipated for such actions, and disclose any anticipated delays.

Response 45:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds revised the paragraph under “Use of Proceeds” as follows:

The net proceeds of this offering will be approximately $[___] after payment of applicable sales loads and other offering costs, which are expected to be approximately $0.02 per share.  The net proceeds of the offering will be invested in accordance with the Trust’s investment objectives and policies (as stated below) as soon as practicable after completion of the offering. The Trust anticipates that such investment will occur immediately after completion of the offering and does not currently anticipate any delays.

Investment Objective

Comment 46:  Please state whether the investment objectives and policies may be changed without shareholder approval.

Response 46:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds added the following sentence in the first paragraph under “Investment Objective” in the Prospectus Summary and in the main body of the prospectus:

The Trust’s investment objective is considered a non-fundamental policy that may be changed by the Trust’s board of trustees without approval of the Unit holders.

Comment 47:  This section states that if the “Index depreciates by more than 10 percent over the investment life of the Trust, the Trust seeks to achieve returns on the initial net asset value of the Units that exceed the percentage change in the price of the Index by 10 percent.”  Please clarify if the Funds will return to the shareholders 10 percent over the NAV or 10 percent over the Index.  Please clarify this section, using, if appropriate, a chart showing the three scenarios discussed.

Response 47:  In response to the staff’s comments and in response to comment No. 14 above, in Pre-Effective Amendment No. 1, the Funds added the following new disclosure as a new paragraph in the main body of the prospectus:

Upon commencement of operations, the Trust will purchase Treasuries with a maturity date of 2-years or less equal in value to $10.00 per Unit (the Trust will have a starting NAV of $10.00 per Unit).  The Trust will also enter into Contracts, the terms of which provides for (a) the payment to the Trust of the percentage change in the Index (if the Index appreciates over the life of the Trust) up to a [24] percent Index appreciation cap (i.e., maximum pay-out return of [24] percent); (b) the payment by the Trust of the percentage change in the Index where the Index is stable or depreciates by not more than 15 percent; or (c) the payment by the Trust of an amount equal to 15 percent less than the total percentage change in the Index where the Index depreciates by more than 15 percent.

At the Termination Date, the Trust will redeem its underlying Treasury portfolio at $10.00 per Unit (assuming no change in value of the Treasuries).  The Contracts will be settled for the pay-out amount, which depends upon the performance of the Index during the measurement period.

The initial NAV of the Trust will be equal to its initial proceeds of $10.00 per Unit.  The Trust will seek to return to Unit holders an amount reflecting the change in value of the Index at the Termination Date as reflected in the chart below.

		Day 1	Termination Date
Scenario 1
	NAV	$10.00	$10.00
	Index Value	1,000	1,315
	Return to Unit holders (per Unit)		$12.40
Scenario 2
	NAV	$10.00	$10.00
	Index Value	1,000	1,020
	Return to Unit holders (per Unit)		$10.20
Scenario 3
	NAV	$10.00	$10.00
	Index Value	1,000	920
	Return to Unit holders (per Unit)		$10.00
Scenario 4
	NAV	$10.00	$10.00
	Index Value	1,000	800
	Return to Unit holders (per Unit)		$9.00

Scenario 1: if the price of the Index increases more than [24] percent, then the maximum return would be [24] percent because the Contracts will provide that the Trust receive the increase in the price of the Index up to a [24] percent increase but no additional amount for any greater increase (e.g., if the Index increases 30 percent, the maximum total return would be [24] percent);

Scenario 2: if the price of the Index increases up to [24] percent, then the maximum return would be the amount of the increase (e.g., if the Index increases 2 percent, the maximum total return would be 2 percent);

Scenario 3:  if the price of the Index remains stable or decreases up to 10 percent, the return would be 0 percent because under the Contracts the Trust will not bear any loss if the Index decreases up to 15 percent (e.g., if the Index declines 8 percent, the Trust's loss would be 0 percent);

Scenario 4: if the price of the Index decreases more than 10 percent, then the Trust will incur a loss equal to the percentage amount of such decrease minus 15 percent (e.g., if the Index decreases by 20 percent, the Trust's loss would be 5 percent).

Investment Program

Comment 48:  Please disclose any events that may alter the anticipated termination date.  Also, please disclose how this objective would be met if the shares of the Funds are trading at a discount to their NAV upon termination.

Response 48:  Supplementally, the Funds note that they are not aware of any likely events that would alter the anticipated termination date of the Funds.  However, in response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds added the following new disclosure as a new paragraph in the Prospectus Summary and in the main body of the prospectus:

The Trust anticipates that it will terminate in the ordinary course on or about [    ], 20[12].  However, the Trust reserves the flexibility to alter its termination date upon approval of the Board of Trustees in order to seek to meet its investment objective or if determined by the Board to be in the best interest of Unit holders due to market or other circumstance.  Such circumstance may include, but are not limited to: substantial impairment or termination of the Index, Contracts are closed-out early or there is a failure of a counterparty to a Contract, the equity markets freeze, or certain other material events as set forth in the Contract agreement.

In addition, the Funds supplementally note further that the return paid to Unit holders related to the investment performance of the applicable reference Index will be based on the net asset value of a Fund when it commenced operations (i.e., $10.00 per Unit), not upon the market trading price of a Fund during the term of the Fund or at its termination date. Therefore, the return on this amount will not be impacted by the market trading price and will not impact the Funds’ investment objectives.

Secondary Trading

Comment 49:  Please disclose the manner in which the Funds intend to notify shareholders and notify the public of the price arbitrage factors discussed in the second paragraph of this section.

Response 49:  The Funds intend to post the information on a daily basis to their website and issue a press release directing Unit holders and the public to the availability of the information on the website.

Comment 50:  Please revise the Counterparty Risk section to disclose that the strategy of investing in Contracts and Treasuries is, in effect, a derivative/leveraged strategy.

Response 50:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds added the following disclosure as a new paragraph under the heading “Counterparty Risk” in both the Prospectus Summary and in the main body of the prospectus as follows:

The Contracts are private over-the-counter derivative instruments (which are instruments that derive their value from another instrument, security or index) and involve the use of economic leverage. Use of economic leverage creates special risks (including the likelihood of greater volatility in the net asset value, and the market price of and the return paid to unit holders upon termination of the Trust). The fees paid to Eaton Vance for investment advisory services will be based on the initial net asset value of the Trust; thus, during times when the current NAV declines due to volatility of the Contracts, its core Treasuries portfolio or otherwise, the fee paid will be higher than if the fee were based on the current NAV of the Trust and all such additional fees will be borne by the Unit holders.

Comment 51:  Please advise the staff whether the FINRA has reviewed and approved the terms of the underwriting agreement.

Response 51:  The Fund notes that underwriting agreement will be submitted to FINRA for review and will be approved prior to effectiveness of the registration statement.

Comment 52:  Please disclose the risk and consequences of the Funds’ securities trading at a discount, and how it would relate to the returns of the Indexes.

Response 52: Supplementally, the Funds note that due to the transparency of information provided to Unit holders and a core portfolio of relatively stable Treasury securities, it is anticipated that the Funds’ Unit market price will trade very close to its NAV during the investment life of the Funds.  The Indexes are operated independently of the Funds and reflect the broader equity markets that make-up the underlying constituent companies of each Index.  Because the value of the Contracts are marked-to-market daily in calculating a Fund’s NAV, any change in value of an Index will be reflected in the NAV of the Fund.  In this regard, the Fund’s market price would be expected to decline or rise in proportion to the change in the Fund’s NAV.

Underwriting

Comment 53:  The prospectus states “The Trust has agreed not to offer, sell or register with the SEC any additional equity securities of the Trust, other than issuances of Units as contemplated in this Prospectus, for a period of 180 days after the date of the Underwriting Agreement without the prior written consent of the Representatives.”  Does the Fund have any intentions of selling additional shares?  Please disclose the affect of additional sales on the Fund’s operations.  For example, what is the effect of the purchase of additional Contracts and the estimated returns?  Also disclose how it may affect arbitrage activities and share repurchases.

Response 53: Supplementally, the Funds confirm that there are no intentions to sell any Units other than those in the initial public offering during the life of the Funds.  Therefore, no additional disclosure has been added to the Funds’ prospectuses.

Comment 54:  The SAI permits the Fund to lend portfolio securities up to 1/3 of total assets.  If this is a principal investment strategy, please disclose it in the prospectus and discuss the risks.

Response 54: Supplementally, the Funds note there is no current intention to engage in securities lending with respect to the Funds’ portfolio securities.  However, the Funds reserve the flexibility to do so in the future.  Because there is no current intention, the Funds have made no changes to current disclosure.

Comment 55:  Please add disclosure discussing segregation in the prospectus.  Specifically, assuming an adverse market, will the Fund have sufficient assets to cover all of its obligations under the Contracts?  Please discuss how any offsetting or hedging position reduces the potential for appreciation.

Response 55:  In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Funds added the following disclosure as a new paragraph in the main body of the prospectus as follows:

To the extent required by SEC guidelines, the Trust will segregate liquid securities with its custodian, with a value sufficient at all times to cover its obligations under the Contracts.  Assets that are segregated cannot be sold while the position requiring cover is open unless replaced with other appropriate assets.  As a result, if a large portion of assets is segregated or committed as cover, it could impede portfolio management.

Statement of Additional Information

Comment 56:  Please disclose whether the Funds’ restrictions on asset coverage are consistent with the segregated accounts anticipated.

Response 56:  Supplementally, the Funds note that they will at all times meet the asset segregation requirements set forth in SEC Release No. 10666 for investment in the Contracts.  In addition, the Funds have no current intention to borrow or issue preferred shares, but if they did they would comply with the asset coverage tests set forth in Section 18(a) of the 1940 Act.  In addition, the Funds note that the following disclosure appeared in the SAI under the heading “Asset Coverage” and remains in PEA No. 1:

Asset Coverage
To the extent required by SEC guidelines, the Trust will only engage in transactions that expose it to an obligation to another party if it owns either (1) an offsetting (“covered”) position for the same type of financial asset, or (2) cash or liquid securities, segregated with its custodian, with a value sufficient at all times to cover its potential obligations not covered as provided in (1).  Assets used as cover or segregated with the custodian cannot be sold while the position(s) requiring cover is open unless replaced with other appropriate assets.  As a result, if a large portion of assets is segregated or committed as cover, it could impede portfolio management.

Comment 57:  Please add discussion regarding having a fundamental policy regarding diversification and concentration.  Please delete the last part of the fundamental policy concerning ownership of real estate granting freedom of action to the Fund to hold more than 25 percent of its assets in real estate.

Response 57:  Supplementally, the Funds note that investment policy #6 sates the following: “[The Fund may not] Purchase or sell real estate, although it may purchase and sell securities which are secured by interests in real estate and securities of issuers which invest or deal in real estate. The Trust reserves the freedom of action to hold and to sell real estate acquired as a result of the ownership of securities” The carve out does not permit the Fund to concentrate in Real Estate (that is invest 25% more of its assets, but rather permits the flexibility from the prohibition on holding real estate in the event that as a result of holding a security backed by real estate, the Fund acquires an interest in such real estate and thus has the flexibility to dispose of the holding.  This is standard disclosure used by other Eaton Vance Funds.  The Funds note they have no intention to hold real estate, but reserve the flexibility to not violate the policy in the unlikely event they hold it as a result of their owning certain securities.  In response to the staff’s other comments, in Pre-Effective Amendment No. 1, the Funds have revised the fundamental investment restrictions in the SAI by adding the following new restrictions:

(8) With respect to 75% of its total assets, invest more than 5% of its total assets taken at market value in the securities of any one issuer or in more than 10% of the outstanding voting securities of any one issuer, except obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and except securities of other investment companies;

(9)           Concentrate 25% or more of its assets in any one industry (provided that there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities).

General Comments

Comment 58: We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Response 58:  The Funds understand this comment. All responses to your comments are provided herein and detailed in the enclosed marked portions of the Registration Statement.

Comment 59:  Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response 59:  Neither Fund has submitted an exemptive application or no-action request in connection with its Registration Statement and neither has a current intention to do so.

Declaration of Effectiveness

In connection with the Funds’ and the underwriter’s request for acceleration of effectiveness of the Registration Statement that will be included in Pre-Effective Amendment No. 2, the Funds will acknowledge in such request that:

1.           Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.           The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Funds of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Funds will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Funds are aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Funds’ comments on this and other filings made with respect to the Registration Statement.

*  *  *  *  *

As agreed to in our telephone conversations, we believe that this submission fully responds to your comments. Please feel free to call me at any time at 617-261-3246.

Sincerely,

/s/Clair E. Pagnano
Clair E. Pagnano

Enclosures

cc:           Richard Pfordte
Securities and Exchange Commission, Division of Investment Management
Frederick S. Marius
Eaton Vance Management
Stephanie Rosander
Eaton Vance Management
Mark P. Goshko
K&L Gates LLP